___________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Amendment No. 1

KINDER MORGAN MANAGEMENT, LLC
(Name of Issuer)
_______________

Shares
(Title of Class of Securities)
______________

49455U 10 0
(CUSIP Number)

Mr. Joseph Listengart
Kinder Morgan, Inc.
One Allen Center
500 Dallas Street, Suite 1000
Houston, Texas  77002
Telephone: (713) 369-9000
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

with a copy to:
Mr. Gary W. Orloff
Bracewell & Patterson, L.L.P.
South Tower Pennzoil Place
711 Louisiana Street, Suite 2900
Houston, Texas 77002-2781
Telephone: (713) 221-1306
Fax: (713) 221-2166
______________

July 23, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

_______________

SCHEDULE 13D
CUSIP No.: 49455U 10 0
1	Name of Reporting Person Kinder Morgan, Inc.
2	Check the Appropriate Box If A Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Kansas
7	Sole Voting Power 13,230,290
8	Shared Voting Power 0
9	Sole Dispositive Power 13,230,290
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 13,230,290
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 29.6%
14	Type of Reporting Person CO

STATEMENT ON SCHEDULE 13D

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Initial Statement") filed by Kinder Morgan, Inc., a Kansas corporation (the "Reporting Person"), on May 25, 2001, relating to the shares (the "Shares") of Kinder Morgan Management, LLC, a Delaware limited liability company (the "Issuer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Initial Statement. All references to numbers of Shares give effect to a two-for-one Share split by the Issuer on August 31, 2001.

Item 1.   Security and Issuer

     The information in Item 1 of the Initial Statement is supplemented as follows:

     Until July 23, 2002, owners of Shares had the right, referred to as the exchange feature, to exchange one whole Share for one common unit of Kinder Morgan Energy Partners, L.P. owned by the Reporting Person and its subsidiaries on a one-for-one basis, subject to the right of the Reporting Person to settle the exchange in cash, rather than in common units. On July 23, 2002, by Shareholder vote, the exchange feature was eliminated by an amendment to the Issuer's limited liability company agreement, and holders of Shares may no longer exchange them for common units.

Item 2.    Identity and Background

     The first paragraph of Item 2 of the Initial Statement is amended and restated in its entirety as follows:

     This Statement is filed by Kinder Morgan, Inc., a Kansas corporation (the "Reporting Person"). The Reporting Person is one of the largest energy storage and transportation companies in the United States. It owns and operates Natural Gas Pipeline Company of America, a major interstate natural gas pipeline system. It also owns and operates a retail natural gas distribution business in Colorado, Nebraska and Wyoming, and constructs, operates and, in some cases, owns interests in natural gas-fired electric generation facilities. In addition, the Reporting Person owns the general partner of, and a significant limited partner interest in, Kinder Morgan Energy Partners, L.P., the largest publicly traded limited partnership in the pipeline industry in terms of market capitalization and the largest independent products pipeline system in the United States in terms of volumes delivered. Kinder Morgan Energy Partners also owns and/or operates a diverse group of assets used in the transportation, storage and processing of energy products, including refined petroleum products pipeline systems and related terminals. It also owns natural gas transportation pipelines and natural gas gathering and storage facilities. Additionally, it transports by pipeline and markets carbon dioxide, commonly called CO2, to oil fields which use CO2 to increase production, owns interest in West Texas oil fields and owns and/or operates liquid and bulk terminal facilities. The address of the principal business and office of the Reporting Person is One Allen Center, 500 Dallas Street, Suite 1000, Houston, Texas 77002.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Initial Statement is supplemented as follows:

     From July 5, 2001 through July 23, 2002, holders of Shares delivered 9,670,387 Shares to the Reporting Person for exchange pursuant to the exchange feature in 103 separate exchanges. In accordance with the exchange feature, the Reporting Person delivered 9,668,265 common units of Kinder Morgan Energy Partners, L.P. in exchange for Shares, and settled exchanges of 2,122 Shares in cash for $69,120.61 paid out of its working capital. In the 60 days prior to September 11, 2002, 5,554,592 of such 9,670,387 Shares were exchanged. Because of the elimination of the exchange feature on July 23, 2002, no such exchanges may occur after that date. The Issuer makes quarterly distributions of additional Shares to all holders of Shares, including the Reporting Person. Pursuant to such distributions, the Reporting Person has acquired an additional 584,903 Shares.

Item 5.  Interest in Securities of the Issuer

     Item 5 of the Initial Statement is supplemented as follows:

     As of September 6, 2002, the Reporting Person beneficially owned 13,230,290 Shares, which represent approximately 29.6% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date. The Reporting Person has sole voting and dispositive power with respect to such Shares. The persons listed on Appendix A disclaim any beneficial ownership of the Shares beneficially owned by the Reporting Person. The Reporting Person's response in Item 3 is incorporated herein by reference. No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 of the Initial Statement is supplemented as follows:

     Under a registration rights agreement with the Issuer, the Reporting Person has the right to cause the Issuer to register under the Securities Act of 1933 and state securities laws the offer and sale of any Shares that it holds. In connection with any registration of this kind, the Issuer has agreed to indemnify each Shareholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act of 1933 or any state securities laws arising from the registration statement or prospectus. The registration rights agreement also requires Kinder Morgan Energy Partners, L.P. to bear, or reimburse the Issuer for, all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2002	Kinder Morgan, Inc.

	By:	/s/ JOSEPH LISTENGART
Joseph Listengart Vice President, General Counsel and Secretary

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF KINDER MORGAN, INC.

     Set forth below are the name, current business address, citizenship, present principal occupation or employment and beneficial ownership of Shares of each director and executive officer of the Reporting Person. The principal address of the Reporting Person, the Issuer, Kinder Morgan G.P., Inc. ("KMGP"), which is the general partner of Kinder Morgan Energy Partners, L.P., and, unless otherwise indicated, the current business address for each individual listed below, is One Allen Center, 500 Dallas Street, Suite 1000, Houston, Texas 77002. Each director or executive officer listed below is a citizen of the United States and has sole voting and dispositive power over all Shares beneficially owned by him or her.

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Shares Beneficially Owned (Percentage of the Shares Outstanding) as of August 10, 2002
Richard D. Kinder	Mr. Kinder is the Chairman of the Board of Directors and Chief Executive Officer of the Reporting Person, KMGP and the Issuer.	26,339 (less than 1%)
William V. Morgan	Mr. Morgan is the Vice Chairman of the Board of Directors of the Reporting Person, KMGP and the Issuer.	0
Michael C. Morgan	Mr. Morgan is President of the Reporting Person, KMGP and the Issuer.	3,139 (less than 1%)
William V. Allison	Mr. Allison is Co-President, Natural Gas Pipelines of the Reporting Person, KMGP and the Issuer.	0
Edward H. Austin, Jr.	Mr. Austin is a Director of the Reporting Person. Mr. Austin's principal occupation is partner and Executive Vice President of Austin, Calvert & Flavin, Inc., an investment advisory firm located at 112 East Pecan, Suite 2800, San Antonio, TX 78205-1531.	0
Charles W. Battey	Mr. Battey is a Director of the Reporting Person. Mr. Battey's principal occupation is independent consultant and active community volunteer based in Kansas City.	0
Stewart A. Bliss	Mr. Bliss is a Director of the Reporting Person. Mr. Bliss's principal occupation is an independent Financial Consultant and Senior Business Advisor in Denver, CO.	0

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Shares Beneficially Owned (Percentage of the Shares Outstanding) as of August 10, 2002
David G. Dehaemers, Jr.	Mr. Dehaemers is Vice President, Corporate Development of the Reporting Person, KMGP and the Issuer.	0
Ted A. Gardner	Mr. Gardner is a Director of the Reporting Person. Mr. Gardner's principal occupation is Managing Partner of Wachovia Capital Partners and Senior Vice President of Wachovia Corporation. The address of Wachovia Capital Partners and Wachovia Corporation is 301 South College Street, Fifth Floor, Charlotte, NC 28288-0732.	0
William J. Hybl	Mr. Hybl is a Director of the Reporting Person. Mr. Hybl's principal occupation is Chairman of the Board of Directors, Chief Executive Officer and Trustee of El Pomar Foundation, a charitable foundation located at 10 Lake Circle, Colorado Springs, CO 80906.	0
Joseph Listengart	Mr. Listengart is Vice President, General Counsel and Secretary of the Reporting Person, KMGP and the Issuer.	0
Deborah Macdonald	Ms. Macdonald is Co-President, Natural Gas Pipelines of the Reporting Person, KMGP and the Issuer.	0
Edward Randall, III	Mr. Randall is a Director of the Reporting Person. Mr. Randall's principal occupation is private investor in Houston, TX.	0
Fayez Sarofim	Mr. Sarofim is a Director of the Reporting Person. Mr. Sarofim's principal occupation is President and Chairman of the Board of Fayez Sarofim & Co., an investment advisory firm located at 909 Fannin Street, Suite 2907, Houston, TX 77010.	0
C. Park Shaper	Mr. Shaper is Vice President, Treasurer and Chief Financial Officer of the Reporting Person, KMGP and the Issuer.	2,122 (less than 1%)
James E. Street	Mr. Street is Vice President, Human Resources and Administration of the Reporting Person, KMGP and the Issuer.	2,034 (less than 1%)

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Shares Beneficially Owned (Percentage of the Shares Outstanding) as of August 10, 2002
H. A. True, III	Mr. True is a Director of the Reporting Person. Mr. True's principal occupation is owner and director of the True Companies, which are involved in energy, agriculture and financing, and are located at 895 West River Cross Road, Casper WY 82601.	0